

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Bank of America Debenture-Backed
Series 2005-2
CUSIP NO. 03738Q204
CUSIP NO. 03738QAA3

Distribution Date: November 30, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

On November 30,2012 the Warrantholder of 100% of the warrants for Saturns Series 2003-7 exercised the warrants for this issue. The amount of the distribution payable to the Certificateholders allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal/Unit Amount	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Day Count	Accrued Interest Amount Due	Present Value of Future Interest Payments	Total Distribution
$25,000,000.00	$25,000,000.00	$0.00	6.00000%	149/360	$711,371.53		$25,711,371.53
25,000,000(Notional)	$0.00		0.10875%	149/360	$133,064.80	$2,871,452.89	$3,004,517.69

The Underlying Security was delivered to the Warrantholders per the terms of the documents governing this transaction.

Underlying Security AON CORP 8.205% 1/01/27 037389AK9	
Payment Dates	June/December or NBD
Current Principal Balance	$0.00
Annual Coupon Rate (Fixed)	8.20500%
Interest Payment Received	
Additional Information	
Trustee Fees	$12,000.00
Expense Account Deposit	

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.